UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE TO
TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)
OF THE SECURITIES EXCHANGE ACT OF 1934

BABYLON HOLDINGS LIMITED

(Name of Subject Company and Filing Person (Issuer))

Warrants to Acquire Class A Ordinary Shares
(Title of Class of Securities)

G07031118
(CUSIP Number of Class of Securities)

Manny Rivera

Deputy General Counsel,
US Corporate and Securities

Babylon Inc.

2500 Bee Cave Road

Austin, Texas 78746
(646) 481-6605
(Name, address, and telephone numbers of person authorized to receive notices and communications on behalf of filing persons)

Copies of communications to:

Ryan J. Maierson, Esq.
Julia A. Thompson, Esq.
R. Charles Cassidy, III, Esq.
Latham & Watkins LLP
811 Main Street
Suite 3700
Houston, TX 77002
Tel: (713) 546-5400

☐ Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

☐ Check the box if the filing relates solely to preliminary communications before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐  third-party tender offer subject to Rule 14d-1.

☒ issuer tender offer subject to Rule 13e-4.

☐  going-private transaction subject to Rule 13e-3.

☐  amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:

☐ Rule 13e-4(i) (Cross-Border Issuer Tender Offer)

☐ Rule 14d-1(d) (Cross-Border Third-Party Tender Offer)

This Tender Offer Statement on Schedule TO (this “Schedule TO”) is filed by Babylon Holdings Limited, a company organized under the laws of Jersey, Channel Islands (the “Company,” “us” or “we”). This Schedule TO relates to an offer by the Company to the holders of certain of our outstanding warrants, including the public warrants (as defined below) and the private placement warrants (as defined below) (collectively, the “warrants”), each to purchase the Company’s Class A ordinary shares, par value $0.0000422573245084686 per share (the “Class A ordinary shares”), the opportunity to receive 0.295 Class A ordinary shares in exchange for each of our outstanding warrants tendered by the holder and exchanged pursuant to the offer (the “Offer”). The Offer is made upon and subject to the terms and conditions set forth in the Prospectus/Offer to Exchange, dated May 20, 2022 (the “Prospectus/Offer to Exchange”), a copy of which is attached hereto as Exhibit (a)(1)(i), and in the related Letter of Transmittal and Consent, a copy of which is attached hereto as Exhibit (a)(1)(ii).

Concurrently with the Offer, we are also soliciting consents (the “Consent Solicitation”) from holders of the warrants (the “consent warrants”) to amend the warrant agreement, dated as of February 4, 2021 (the “Warrant Agreement”) by and between Alkuri Global Acquisition Corp. (“Alkuri”) and Continental Stock Transfer & Trust Company, (“Continental”), as amended by the Warrant Assumption and Amendment Agreement, dated as of October 21, 2021, among the Company, Alkuri and Computershare Trust Company, N.A., as warrant agent (the “Warrant Agent”), to permit the Company to require that each warrant that is outstanding upon the closing of the Offer be converted into 0.2655 shares Class A ordinary shares, which is a ratio 10% less than the exchange ratio applicable to the Offer. Pursuant to the terms of the Warrant Agreement, all except certain specified modifications or amendments require the vote or written consent of holders of at least 50% of the number of the then outstanding public warrants and, solely with respect to any amendment to the terms of the private placement warrants or any provision of the Warrant Agreement with respect to the private placement warrants, the vote or written consent of at least 50% of the number of the then outstanding private placement warrants.

The information in the Prospectus/Offer to Exchange and in the related Letter of Transmittal and Consent, including all schedules and exhibits thereto, is incorporated by reference herein to answer the items required in this Schedule TO.

Item 1. Summary Term Sheet.

The information set forth in the section of the Prospectus/Offer to Exchange entitled “Summary” is incorporated herein by reference.

Item 2. Subject Company Information.

(a)                 Name and Address. The name of the issuer is Babylon Holdings Limited. The Company was incorporated under the laws of Jersey, Channel Islands, on April 11, 2014 with registered number 115471. The mailing address of the Company’s headquarters and principal executive offices is 1 Knightsbridge Green, London, SW1X 7QA, United Kingdom and the Company’s telephone number is +44 (0) 20 7100 0762.

(b)                Securities. The subject securities are:

•	the warrants that were (i) sold as part of the units in connection with Alkuri Global Acquisition Corp.’s (“Alkuri”) initial public offering consummated on February 9, 2021 (the “IPO”) (whether they were purchased in the IPO or thereafter in the open market) or (ii) initially issued to certain parties in connection with the IPO that have been transferred to any person other than permitted transferees (the “public warrants”); and

•	the warrants that were issued to certain parties in a private placement in connection with the closing of Alkuri’s IPO that have not become public warrants as a result of being transferred to any person other than permitted transferees (the “private placement warrants”), excluding for the avoidance of doubt, the private warrants governed by the warrant instrument dated as of November 4, 2021, as amended and restated as of March 31, 2022, by and between us and affiliates of, or funds managed or controlled by, AlbaCore Capital LLP (the “AlbaCore Warrants”).

The public warrants and private placement warrants are referred to collectively as the “warrants.” Each warrant entitles the holder to purchase one share of our Class A ordinary shares at a price of $11.50 per share, subject to adjustment. As of May 20, 2022, 14,558,313 warrants were outstanding.

(c)                 Trading Market and Price. The information set forth in the section of the Prospectus/Offer to Exchange entitled “Market Information, Dividends and Related Stockholder Matters” is incorporated herein by reference.

Item 3. Identity and Background of Filing Person.

(a)                 Name and Address. The Company is the filing person and the issuer. The information set forth above under Item 2(a) is incorporated herein by reference. The Company’s Directors and Executive Officers as of May 20, 2022 are listed in the table below.

Name	Position
Executive Officers
Ali Parsadoust	Chief Executive Officer and Director
Charlie Steel	Chief Financial Officer
Paul-Henri Ferrand	Chief Business Officer
Steve Davis	Chief Technology Officer
Yon Nuta	Chief Product Officer
Darshak Sanghavi	Chief Medical Officer

Employee Director
Mairi Johnson	Chief Partnerships Officer and Director

Non-Executive Directors
Mohannad AlBlehed	Director
Per Brilioth	Director
Georgi Ganev	Director
David Warren	Director

The information set forth in the section of the Prospectus/Offer to Exchange entitled “The Offer and Consent Solicitation—Interests of Directors, Executive Officers and Others” is incorporated herein by reference.

Item 4. Terms of the Transaction.

(a)                 Material Terms. The information set forth in the sections of the Prospectus/Offer to Exchange entitled “Summary” and “The Offer and Consent Solicitation” is incorporated herein by reference.

(b)                Purchases. The information set forth in the section of the Prospectus/Offer to Exchange entitled “The Offer and Consent Solicitation—Interests of Directors, Executive Officers and Others” is incorporated herein by reference.

Item 5. Past Contacts, Transactions, Negotiations and Agreements.

(a)                 Agreements Involving the Subject Company’s Securities. The information set forth in the sections of the Prospectus/Offer to Exchange entitled “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Overview,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Merger Agreement,” “Director and Executive Compensation,” “Market Information, Dividends and Related Stockholder Matters—Transactions and Agreements Concerning Our Securities,” “Description of Share Capital and Articles of Association” and “Certain Relationships and Related Party Transactions” is incorporated herein by reference.

Item 6. Purposes of the Transaction and Plans or Proposals.

(a)                 Purposes. The information set forth in the section of the Prospectus/Offer to Exchange entitled “The Offer and Consent Solicitation—Background and Purpose of the Offer and Consent Solicitation” is incorporated herein by reference.

(b)                Use of Securities Acquired. The information set forth in the section of the Prospectus/Offer to Exchange entitled “The Offer and Consent Solicitation—Background and Purpose of the Offer and Consent Solicitation” is incorporated herein by reference.

(c)                 Plans. From time to time, as part of the Company’s long-term corporate goal of enhancing stockholder value, it may explore potential strategic transactions. The Company currently has no definitive plan or proposal to conduct any strategic transaction. The Company may decide to engage in one or more such transactions in the future, if, among other things, its board of directors determines that any such transactions are in the best interest of the Company. There is no assurance that a strategic transaction or transactions will occur or that liquidity or enhanced value will be realized by the Company or its stockholders from any such transaction.

Except as described above and in the sections of the Prospectus/Offer to Exchange entitled “Risk Factors” and “The Offer and Consent Solicitation,” which are incorporated by reference herein, neither the Company, nor any of its directors, executive officers, or controlling persons, or any executive officers, directors, managers or partners of its controlling persons, has any plans, proposals or negotiations that relate to or would result in: (1) any extraordinary transaction, such as a merger, reorganization or liquidation, involving the Company or any of its subsidiaries; (2) any purchase, sale or transfer of a material amount of assets of the Company or any of its subsidiaries; (3) any material change in the present dividend rate or policy, indebtedness or capitalization of the Company; (4) any change in the present board of directors or management of the Company, including, but not limited to, any plans or proposals to change the number or the term of directors or to fill any existing vacancies on the board or to change any material term of the employment contract of any executive officer; (5) any other material change in the Company’s corporate structure or business; (6) any class of equity securities of the Company to be delisted from the New York Stock Exchange; (7) any class of equity securities of the Company becoming eligible for termination of registration under section 12(g)(4) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”); (8) the suspension of the Company’s obligation to file reports under Section 15(d) of the Exchange Act; (9) the acquisition by any person of additional securities of the Company, or the disposition of securities of the Company; or (10) any changes in the Company’s Amended and Restated Memorandum and Articles of Association or other governing instruments or other actions that could impede the acquisition of control of the Company.

Item 7. Source and Amount of Funds or Other Consideration.

(a)                 Source of Funds. The information set forth in the section of the Prospectus/Offer to Exchange entitled “Market Information, Dividends and Related Stockholder Matters—Source and Amount of Funds” is incorporated herein by reference.

(b)                Conditions. Not applicable.

(c)                 Borrowed Funds. Not applicable.

Item 8. Interest in Securities of the Subject Company.

(a)                 Securities Ownership. The information set forth in the section of the Prospectus/Offer to Exchange entitled “The Offer and Consent Solicitation—Interests of Directors, Executive Officers and Others” is incorporated herein by reference.

(b)                Securities Transactions. Except as set forth in the section of the Prospectus/Offer to Exchange entitled “Market Information, Dividends and Related Stockholder Matters—Transactions and Agreements Concerning Our Securities,” which is incorporated by reference herein, neither the Company, nor any of its directors, executive officers or controlling persons, or any executive officers, directors, managers or partners of any of its controlling persons, has engaged in any transactions in the Company’s warrants in the last 60 days.

Item 9. Persons/Assets, Retained, Employed, Compensated or Used.

(a)                 Solicitations or Recommendations. The information set forth in the section of the Prospectus/Offer to Exchange entitled “Market Information, Dividends and Related Stockholder Matters–Fees and Expenses” is incorporated herein by reference. None of the Company, its management, its board of directors, the dealer manager, the information agent or the exchange agent for the Offer is making any recommendation as to whether holders of warrants should tender warrants for exchange in the Offer.

Item 10. Financial Statements.

(a)                 Financial Information. The financial statements and other financial information of the Company included in the Prospectus/Offer to Exchange are incorporated by reference herein. The full text of such financial statements and other financial information, as well as the other documents the Company has filed with the SEC prior to, or will file with the SEC subsequent to, the filing of this Schedule TO relating to the Offer are available for inspection and copying from the SEC’s website at www.sec.gov.

(b)                Pro Forma Information. Not applicable.

Item 11. Additional Information.

(a)                 Agreements, Regulatory Requirements and Legal Proceedings.

(i)                  The information set forth in the sections of the Prospectus/Offer to Exchange entitled “The Offer and Consent Solicitation—Agreements, Regulatory Requirements and Legal Proceedings” and “Certain Relationships and Related Person Transactions” is incorporated herein by reference.

(ii)                The information set forth in the section of the Prospectus/Offer to Exchange entitled “The Offer and Consent Solicitation—Agreements, Regulatory Requirements and Legal Proceedings” is incorporated herein by reference.

(iii)              Not applicable.

(iv)               Not applicable.

(v)                None.

(b)                Not applicable.

Item 12. Exhibits.

Exhibit No.	Description
Item 12(a)
(a)(l)(i)	Prospectus/Offer to Exchange (incorporated by reference to the Prospectus/Offer to Exchange that is included in the Registration Statement on Form F-4 filed by the Company with the SEC on May 20, 2022).
(a)(1)(ii)	Form of Letter of Transmittal (incorporated by reference to Exhibit 99.1 to the Registration Statement on Form F-4 filed by the Company with the SEC on May 20, 2022).
(a)(1)(iii)	Form of Notice of Guaranteed Delivery (incorporated by reference to Exhibit 99.2 to the Registration Statement on Form F-4 filed by the Company with the SEC on May 20, 2022).
(a)(2)	Not applicable.
(a)(3)	Not applicable.

(a)(4)	Prospectus/Offer to Exchange (incorporated by reference to Exhibit (a)(1)(i).
(a)(5)	Press Release, dated May 20, 2022 (incorporated by reference to Exhibit 99.1 of the Form 6-K (File No. 001-40952) filed by the Company on May 20, 2022).
(b)	Not applicable.
(d)(i)	Form of Subscription Agreement (incorporated by reference to Exhibit 10.1 to the Company’s Report on Form 8-K, filed with the SEC on June 4, 2021).
(d)(ii)	Amended and Restated Memorandum and Articles of Association (incorporated by reference to Exhibit 1.1 to the Company’s annual report on Form 20-F, filed with the SEC on March 30, 2022).
(d)(iii)	Specimen Class A Ordinary Share Certificate of Babylon Holdings Limited (incorporated by reference to Exhibit 4.1 to the Company’s Registration Statement on Form F-4/A, filed with the SEC on September 15, 2021).
(d)(iv)	Specimen Warrant Certificate of Babylon Holdings Limited (incorporated by reference to Exhibit 4.2 to the Company’s Registration Statement on Form F-4/A, filed with the SEC on September 15, 2021).
(d)(v)	Warrant Agreement, dated February 4, 2021, by and between Alkuri Global Acquisition Corp. and Continental Stock Transfer & Trust Company, as warrant agent (incorporated by reference to Exhibit 4.3 to the Company’s Registration Statement on Form F-4/A, filed with the SEC on September 15, 2021).
(d)(vi)	Form of Warrant Assumption and Amendment Agreement (incorporated by reference to Exhibit 4.4 to the Company’s Registration Statement on Form F-4/A, filed with the SEC on September 27, 2021).
(d)(vii)	Babylon Holdings Limited Long Term Incentive Plan, and form agreements thereunder (incorporated by reference to Exhibit 10.8 to the Company’s Registration Statement on Form F-4/A, filed with the SEC on September 27, 2021).
(d)(viii)	Babylon Holdings Limited Company Share Option Plan, and form agreements thereunder (incorporated by reference to Exhibit 10.9 to the Company’s Registration Statement on Form F-4/A, filed with the SEC on September 27, 2021).
(d)(ix)	Babylon Holdings Limited Employee Benefit Trust (incorporated by reference to Exhibit 10.10 to the Company’s Registration Statement on Form F-4/A filed with the SEC on September 27, 2021).
(d)(x)	2021 Equity Incentive Plan (incorporated by reference to Exhibit 4.13 to the Company’s annual report on Form 20-F, filed with the SEC on March 30, 2022).
(d)(xi)	Director Nomination Agreement dated as of June 3, 2021, by and between Babylon Holdings Limited and Works Capital LLC (incorporated by reference to Exhibit 10.5 of Alkuri Global Acquisition Corp.’s Form 8-K, filed with the SEC on June 4, 2021).
(d)(xii)	Form of Director and Officer Indemnification Agreement (incorporated by reference to Exhibit 10.11 to the Company’s Registration Statement on Form F-4/A filed with the SEC on September 27, 2021).
(d)(xiii)	Form of Dealer Manager Agreement (incorporated by reference to Exhibit 10.14 to the Company’s Registration Statement on Form F-4 filed with the SEC on May 20, 2022).
(d)(xiv)	Registration Rights Agreement dated as of June 3, 2021, by and among Alkuri Sponsors LLC, Babylon Holdings Limited and certain shareholders of Babylon Holdings Limited (incorporated by reference to Exhibit 10.6 of Alkuri Global Acquisition Corp.’s Form 8-K, filed with the SEC on June 4, 2021).
(d)(xv)	Form of Tender and Support Agreement, dated May 19, 2022, by and between the Company and the Supporting Warrantholders (incorporated by reference to Exhibit 10.15 to the Registration Statement on Form F-4 filed by the Company with the SEC on May 20, 2022).
(g)	Not applicable.
(h)	Tax Opinion of Latham & Watkins LLP (incorporated by reference to Exhibit 8.1 to the Company’s Registration Statement on Form F-4 filed with the SEC on May 20, 2022).

Item 12(b)
Filing Fees	Calculation of Filing Fee Tables

Item 13. Information Required By Schedule 13E-3.

Not applicable.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

BABYLON HOLDINGS LIMITED

By:	/s/ Charles Steel
Charles Steel Chief Financial Officer

Dated: May 20, 2022